EIGER ANNOUNCES RESULTS FOR 2002

Toronto, February 11, 2003 /CNW/-- Eiger Technology, Inc. (TSE: AXA, OTCBB:
ETIFF) reported results for its year ending September 30th, 2002. Net earnings for the year improved to a loss of $5.2 million or ($0.15) per diluted share, compared to a loss of $7.5 million or ($0.23) per diluted share in 2001. Gross Margin also improved in 2002 to 11.3% from 7.8% in 2001. And although both Onlinetel and K-Tronik experienced revenue growth, overall revenues were $19.3 million in 2002 compared with $30.1 million in 2001, mainly due to a reduction in Eiger Net Inc.'s sales of $11.5 million reflecting continued weakness in the global economy. Cash flow from operating activities improved dramatically in 2002 to ($0.7 million) from ($4.7 million) in 2001, however as a result of investments made at Onlinetel to build a national VoIP network to support telephony services launched in 2002, cash and cash equivalents at year-end were $3.6 million compared with $5.9 million in 2001. Due to these investments, Onlinetel is currently positioned for strong cash flow and earnings growth in 2003, as evidenced by the revenue growth rate of over 5% per week in the last half of calendar 2002 at Onlinetel resulting in its first cash flow positive month in December 2002.


Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.